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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                              FORM 12b-25

                    NOTIFICATION OF LATE FILING

(Check One):

[ ] Form 10-K and Form 10-KSB      [  ]Form 20-F
[X] Form 10-Q and Form 10-QSB      [  ]Form N-SAR

For period ended: March 31, 2000

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended: _______________________________________

    Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

     Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________

PART I - REGISTRANT INFORMATION

Full Name of Registrant: eMagin Corporation

Former Name if Applicable:

Address of Principal Executive Office (Street and Number): 1580 Route 52 Hopewell Junction, New York 12533

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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     (b) The subject annual report, semi-annual report, transition report on
     Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Registrant's Form 10-QSB is the first quarterly report on Form 10-QSB since the Registrant's acquisition of FED Corporation in March, 2000 pursuant to an Agreement and Plan of Merger dated March 13, 2000. The Registrant is compiling the information required for the Form 10-QSB but is unable to file the Form 10-QSB on time without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Kevin L. Gruben                           (206)            623-7580
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     (Name)                             (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is
no, identify report(s). [X] Yes     [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof? [X] Yes   [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of its acquisition of FED Corporation in March, 2000 pursuant to an Agreement and Plan of Merger dated March 13, 2000, the Registrant will henceforth be using the historical financial statements of FED Corporation. As a result there is expected to be a significant change in results of operations from the corresponding period for the last fiscal year.

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                               eMAGIN CORPORATION
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               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2000                 By: /s/ Edward Flynn
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                                      Name   Edward Flynn
                                      Title  Chief Financial Officer